FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

October 30, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 30, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer completes $1,000,000 investment in Trevali Resources Corp.

Item 5.	Full Description of Material Change

The Issuer reports that it has completed a $1,000,000 investment in Trevali Resources Corp. (“Trevali”) of Vancouver B.C.

Trevali is a mineral exploration company with approximately 41.56 million shares issued and listings on the CNSX and Frankfurt Stock Exchanges.  Trevali’s focus is the Santander silver-lead-zinc mine project located approximately 215 kilometres by road from Lima, in the western extent of Peru’s Central Mineral Belt.  The mine previously operated from 1958-1992 targeting a single pipe and manto structure, the Santander Orebody.  Substantial site infrastructure includes a fully refurbished 200-man camp and associated support facilities, and the Tingo hydroelectric power-station located 17 kilometres down-valley to the west.  The Santander project and the existing infrastructure form a highly strategic asset in the Central Peruvian mining district.  Trevali commenced exploration at Santander in November 2007, and has discovered three new high-grade silver-lead-zinc replacement and massive sulphide bodies to date.  Trevali is presently undertaking a significant exploration campaign primarily concentrating on high priority targets in addition to the three currently defined deposits, all of which remain open at depth and to the east.

Trevali, in conjunction with partner Glencore International A.G., has entered into a definitive development agreement for the Santander project that will see Glencore provide and operate a 2,000-tonne-per-day concentrate plant, undertake mining operations on a ‘contractor/toll basis’ and enter into a long-term concentrate off-take agreement for 100% of Santander project production at benchmark terms.  Additionally, through its wholly owned subsidiary, Trevali Renewable Energy Inc., Trevali is considering undertaking a significant upgrade of the Tingo run-of-river hydroelectric generating facility along with transmission line upgrades and extensions to allow the potential sale of surplus power into the Peruvian National Energy Grid.

The Issuer recently settled an outstanding $1,000,000 loan to Trevali on the basis of 1,470,588 units at a deemed price of $0.68 per unit.  Each unit consisted of one common share of Trevali and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional common share of Trevali at a price of $1.00 per share until October 9, 2011.  As a result of this acquisition, the Issuer now holds an aggregate of 4,154,588 common shares of Trevali, representing approximately 9.995% of the presently issued and outstanding common shares of Trevali.  Assuming the exercise of the 735,294 warrants comprised in the units, plus an additional 692,000 warrants previously acquired, the Issuer would then hold 5,581,882, or approximately 12.98%, of the then issued common shares (assuming no other warrant or option exercises) of Trevali.  The Issuer is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali.

The Issuer acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali.  The Issuer will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of the Issuer, at 604-408-7488.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements concerning the intentions of the Issuer with respect to its holdings of securities of Trevali Resources Corp., are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other risks and uncertainties disclosed in the Issuer’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

November 2, 2009